EXHIBIT 99.1

Brookfield Infrastructure Reports 2021 Year-End Results

2022 distributions increased by 6% - 13th consecutive annual increase

BROOKFIELD, NEWS, Feb. 02, 2022 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the fourth quarter ended December 31, 2021.

“2021 was a remarkable year for Brookfield Infrastructure, highlighted by our strong organic growth, capital recycling accomplishments, and the deployment of significant capital into new investments and other growth initiatives,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We begin this year with a strong liquidity position and half of our 2022 deployment target already secured.”

	For the three months ended December 31		For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited[1]	2021	2020	2021	2020
Net income attributable to the partnership[2]	$138	$331	$1,093	$394
– per unit[3]	0.14	0.58	1.74	0.35
FFO[4]	486	398	1,733	1,454
– per unit (split-adjusted)[5]	0.97	0.86	3.64	3.13

For the year ended December 31, 2021, we reported net income attributable to the partnership of $1.1 billion compared to $0.4 billion for the prior year. Current year results reflect strong operating performance and organic growth across our portfolio, in addition to the initial contribution from growth capital deployed during the year. Net income in the current year also includes gains associated with the disposition of several businesses completed during the year, most notably the sale of our district energy portfolio. These positive factors were partially offset by an increase in future U.K. tax rates, which led to the recognition of a non-recurring deferred tax expense during the year.

Funds From Operations (or FFO) of $1.7 billion for the year reflects a 19% increase compared to 2020. Results were supported by strong growth from our base business, the full recovery from shutdown-related effects experienced in 2020, and the significant contribution from over $3 billion deployed in growth initiatives. Organic growth for the year of 9% reflected the initial benefits of elevated inflation levels, the commissioning of nearly $900 million in new capital projects over the last year, and higher market-sensitive revenues driven primarily by increased demand for transportation services. FFO excludes the earnings associated with the sale of various assets, which generated approximately $2 billion of net proceeds for Brookfield Infrastructure in 2021.

Segment Performance

The utilities segment generated FFO of $705 million compared with $659 million in the prior year. FFO growth on a same-store basis was 11%. This growth reflects inflation indexation, the commissioning of approximately $430 million of capital into rate base during the year, and higher connections activity at our U.K. regulated distribution business. 2021 results also reflect the acquisition of an additional interest in our Brazilian regulated gas transmission operation completed in April. Comparative period financial results included a full year of earnings from our U.K. smart meter portfolio and North American district energy platform, both of which we sold in the first half of 2021.

FFO for the transport segment was $701 million, an improvement of nearly 20% compared with the prior year. Results benefited from strong organic growth driven by volume increases, inflationary tariff increases and a full year contribution from our U.S. LNG export terminal. Our transport segment is a significant beneficiary of the robust economic recovery occurring in most of our investment markets. Prior year results included approximately $25 million of additional earnings associated with the partial disposition of our Australian export terminal and Chilean toll road operation completed in the last 12 months.

FFO for the midstream segment totaled $492 million in 2021, an increase of approximately $200 million, or 70%, compared to the prior year. This step-change increase reflects the acquisition of IPL, which was completed in the fourth quarter. Current year results also reflect elevated commodity prices across our existing businesses. This price environment and record storage volumes following extraordinary performance in the first quarter of the year led to same-store growth of 43%. Prior year results reflected an additional 12.5% ownership in our U.S. gas pipeline, which was sold in March.

The data segment generated FFO of $238 million in 2021, an increase of 21%. Results reflect the construction of 12,000 telecom tower sites across our portfolios in India and France to accommodate mobile data growth and corresponding network densification requirements. Our highly contracted data transmission and storage businesses have also benefited from inflation indexation and higher rates across the portfolio.

The following table presents FFO by segment:

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2021	2020	2021	2020
FFO by segment
Utilities	$167	$168	$705	$659
Transport	185	170	701	590
Midstream	183	86	492	289
Data	60	61	238	196
Corporate	(109)	(87)	(403)	(280)
FFO	$486	$398	$1,733	$1,454

Update on Strategic Initiatives

We completed or advanced several important initiatives in, and subsequent to, the fourth quarter of 2021:

  Australian Regulated Utility – The closing of our investment in AusNet Services Ltd. is ahead of schedule and expected to occur mid-February, after having received shareholder approval in late January. This portfolio of high-quality utility businesses in Victoria, Australia, provides electricity and gas transmission and distribution services across its critical networks. We are excited to own a highly coveted perpetual regulated utility franchise that is well-positioned to participate in the decarbonization of Victoria’s economy to meet its legislated 2050 net zero target. BIP expects to invest approximately $500 million.
  Australian Smart Meters – In December, we agreed to acquire a 50% interest in Intellihub, the leading provider of electricity smart meters in Australia and New Zealand. Total equity required for the investment is approximately $870 million (BIP’s share – $215 million). The business has 1.2 million meters leased and contractual relationships with energy retailers that cover 99% of the consumer market. We believe that point-of-consumption metering will continue to be an essential component of the electricity network with digitalization and decarbonization goals accelerating the deployment of smart meters in the region. The transaction is expected to close in late Q1 2022.

Distribution and Dividend Increase

The Board of Directors has declared a quarterly distribution in the amount of $0.54 per unit, payable on March 31, 2022 to unitholders of record as at the close of business on February 28, 2022. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 7, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.54 per share, also payable on March 31, 2022 to shareholders of record as at the close of business on February 28, 2022.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $690 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:	Investors:
Sebastien Bouchard	Kate White
Vice President, Communications	Manager, Investor Relations
Tel: (416) 943-7937	Tel: (416) 956-5183
Email: sebastien.bouchard@brookfield.com	Email: kate.white@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2021 Year-End Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on February 2, 2022 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/ro7wn5n6 or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 7897200).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as the COVID-19 on our business and operations (including the availability, distribution and acceptance of effective vaccines, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and twelve-month periods ended December 31, 2021 were 300.2 million and 296.7 million, respectively (2020 – 295.4 million and 294.7 million). Earnings per limited partnership unit for the twelve-month period ended December 31, 2020 has been adjusted to reflect the dilutive impact of the special distribution.
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 8 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and twelve-month periods ended December 31, 2021 were 501.7 million and 476.5 million, respectively (2020: 465.0 million and 464.9 million, adjusted for the BIPC special distribution).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Dec 31, 2021	Dec 31, 2020

Assets
Cash and cash equivalents	$1,406	$867
Financial assets	477	425
Property, plant and equipment and investment properties	39,310	32,102
Intangible assets and goodwill	23,193	18,401
Investments in associates and joint ventures	4,725	5,528
Deferred income taxes and other	4,850	4,008
Total assets	$73,961	$61,331

Liabilities and partnership capital
Corporate borrowings	$2,719	$3,158
Non-recourse borrowings	26,534	20,020
Financial liabilities	3,240	3,374
Deferred income taxes and other	15,077	13,106

Partnership capital
Limited partners	5,702	4,233
General partner	31	19
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,408	1,687
Exchangeable units/shares[1]	1,454	650
Interest of others in operating subsidiaries	15,658	13,954
Preferred unitholders	1,138	1,130
Total partnership capital	26,391	21,673
Total liabilities and partnership capital	$73,961	$61,331
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, except per unit information, unaudited	2021	2020	2021	2020

Revenues	$3,252	$2,534	$11,537	$8,885
Direct operating costs	(2,375)	(1,875)	(8,247)	(6,548)
General and administrative expense	(113)	(93)	(406)	(312)
	764	566	2,884	2,025
Interest expense	(383)	(372)	(1,468)	(1,179)
Share of (losses) earnings from associates and joint ventures	(13)	55	88	131
Mark-to-market on hedging items	84	(73)	80	(16)
Other income	91	452	1,749	234
Income before income tax	543	628	3,333	1,195
Income tax (expense) recovery
Current	(115)	(54)	(374)	(237)
Deferred	36	—	(240)	(54)
Net income	464	574	2,719	904
Non-controlling interest of others in operating subsidiaries	(326)	(243)	(1,626)	(510)
Net income attributable to partnership	$138	$331	$1,093	$394

Attributable to:
Limited partners	$50	$182	$556	$141
General partner	56	46	210	183
Non-controlling interest
Redeemable partnership units held by Brookfield	20	74	229	55
Exchangeable units/shares[1]	12	29	98	15
Basic and diluted earnings per unit attributable to:
Limited partners[2]	$0.14	$0.58	$1.74	$0.35
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units
  Average number of limited partnership units outstanding on a time weighted average basis for the three and twelve-month periods ended December 31, 2021 were 300.2 million and 296.7 million, respectively (2020 – 295.4 million and 294.7 million). Earnings per limited partnership unit for the twelve-month period ended December 31, 2020 has been adjusted to reflect the dilutive impact of the special distribution

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2021	2020	2021	2020

Operating Activities
Net income	$464	$574	$2,719	$904
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	84	(39)	69	36
Depreciation and amortization expense	550	519	2,036	1,705
Mark-to-market on hedging items, provisions and other	(168)	(344)	(1,768)	51
Deferred income tax (recovery) expense	(36)	—	240	54
Change in non-cash working capital, net	(329)	(293)	(524)	(220)
Cash from operating activities	565	417	2,772	2,530

Investing Activities
Net (investments in) proceeds from:
Operating and held for sale assets	(53)	(37)	361	(2,660)
Associates	—	—	412	(369)
Long-lived assets	(680)	(456)	(1,982)	(1,426)
Financial assets	229	71	17	(237)
Net settlements of foreign exchange contracts	28	—	19	83
Cash used by investing activities	(476)	(422)	(1,173)	(4,609)

Financing Activities
Distributions to limited and general partners	(331)	(286)	(1,257)	(1,134)
Net (repayments) borrowings:
Corporate	(713)	185	(456)	629
Subsidiary	(64)	736	2,011	1,119
Deposit (repaid to) received from parent	—	—	(545)	545
Net preferred shares issued	—	—	(12)	195
Partnership units issued	1,064	2	1,073	9
Net capital provided (to) by non-controlling interest and other	(637)	(824)	(1,809)	763
Cash (used by) from financing activities	(681)	(187)	(995)	2,126

Cash and cash equivalents
Change during the period	$(592)	$(192)	$604	$47
Cash reclassified as held for sale	161	—	—	—
Impact of foreign exchange on cash	(3)	47	(65)	(7)
Balance, beginning of period	1,840	1,012	867	827
Balance, end of period	$1,406	$867	$1,406	$867

Brookfield Infrastructure Partners L.P.
Reconciliation of Net Income to Funds from Operations

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2021	2020	2021	2020

Net income	$464	$574	$2,719	$904
Add back or deduct the following:
Depreciation and amortization	550	519	2,036	1,705
Share of losses (earnings) from investments in associates and joint ventures	13	(55)	(88)	(131)
FFO contribution from investments in associates and joint ventures[1]	202	171	745	585
Deferred tax expense	(36)	—	240	54
Mark-to-market on hedging items	(84)	73	(80)	16
Other income[2]	(44)	(458)	(1,585)	(84)
Consolidated Funds from Operations	1,065	824	3,987	3,049
FFO attributable to non-controlling interests[3]	(579)	(426)	(2,254)	(1,595)
FFO	$486	$398	$1,733	$1,454
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other income corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring items necessary for business operations.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended December 31		For the twelve months ended December 31
US$, unaudited	2021	2020	2021	2020

Earnings per limited partnership unit[1]	$0.14	$0.58	$1.74	$0.35
Add back or deduct the following:
Depreciation and amortization	0.64	0.70	2.40	2.22
Deferred taxes and other items	0.19	(0.42)	(0.50)	0.56
FFO per unit[2]	$0.97	$0.86	$3.64	$3.13
  Average number of limited partnership units outstanding on a time weighted average basis for the three and twelve-month periods ended December 31, 2021 were 300.2 million million and 296.7 million, respectively (2020 – 295.4 million and 294.7 million). Earnings per limited partnership unit for the twelve-month period ended December 31, 2020 has been adjusted to reflect the dilutive impact of the special distribution
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and twelve-month periods ended December 31, 2021 were 501.7 million and 476.5 million, respectively (2020: 465.0 million and 464.9 million, adjusted for the BIPC special distribution)

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports
Fourth Quarter 2021 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.54 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on March 31, 2022 to shareholders of record as at the close of business on February 28, 2022. This distribution represents a 6% increase compared to the prior year. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at www.brookfield.com/infrastructure. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and Funds from Operations1 (FFO) of BIPC are captured in the Partnership’s financial statements and results.

BIPC reported a net loss attributable to the partnership of $368 million compared to $552 million in the prior year. After adjusting for revaluation and dividends paid on our Shares that are classified as liabilities under IFRS, this represents an increase in net income of approximately $170 million compared to the prior year. Earnings benefited from capital commissioned into rate base and the recovery of connections activity at our U.K. regulated distribution business, as well as inflationary tariff increases and an increased ownership interest at our Brazilian regulated gas transmission business. Current year results also benefited from a gain associated with the sale of our smart meter portfolio in the U.K. These positive impacts were partially offset by an increase in the future U.K. tax rate which resulted in higher deferred tax expense of approximately $55 million compared to the prior year.

Our business generated FFO of $436 million for the year, representing a 9% increase compared to the prior year. FFO benefited from inflationary-indexation and additions to rate base, as well as the acquisition of an additional interest in our Brazilian regulated gas transmission business completed during the year. Last year’s results included our U.K. smart meter portfolio which was divested earlier this year.

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as COVID-19 on our business and operations (including the availability, distribution and acceptance of effective vaccines), the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. FFO excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 15 of this release. Readers are encouraged to consider both measures in assessing our company’s results.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of Dec 31
US$ millions, unaudited	2021	2020

Assets
Cash and cash equivalents	$469	$192
Accounts receivable and other	448	394
Due from Brookfield Infrastructure	1,093	—
Property, plant and equipment	4,803	5,111
Intangible assets	2,687	2,948
Goodwill	489	528
Deferred tax asset and other	97	171
Total assets	$10,086	$9,344

Liabilities and Equity
Accounts payable and other	$605	$505
Loans payable to Brookfield Infrastructure	131	1,143
Exchangeable and class B shares	4,466	2,221
Non-recourse borrowings	3,556	3,477
Financial liabilities	995	1,031
Deferred tax liabilities and other	1,757	1,539

Equity
Equity in net assets attributable to the Partnership	(2,127)	(1,722)
Non-controlling interest	703	1,150
Total equity	(1,424)	(572)
Total liabilities and equity	$10,086	$9,344

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2021	2020	2021	2020

Revenues	$414	$375	$1,643	$1,430
Direct operating costs	(104)	(139)	(526)	(527)
General and administrative expense	(17)	(10)	(49)	(33)
	293	226	1,068	870

Interest expense	(86)	(61)	(294)	(214)
Remeasurement of exchangeable and class B shares	(279)	(79)	(447)	(511)
Mark-to-market and other (expense) income	(9)	(40)	105	(108)
(Loss) income before tax	(81)	46	432	37
Income tax expense
Current	(70)	(44)	(234)	(167)
Deferred	(14)	(19)	(171)	(102)
Net (loss) income	$(165)	$(17)	$27	$(232)

Attributable to:
Partnership	$(269)	$(102)	$(368)	$(552)
Non-controlling interest	104	85	395	320

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2021	2020	2021	2020

Operating Activities
Net (loss) income	$(165)	$(17)	$27	$(232)
Adjusted for the following items:
Depreciation and amortization expense	26	71	236	283
Mark-to-market on hedging items and other	22	37	(77)	110
Remeasurement of exchangeable and class B shares	279	79	447	511
Deferred income tax expense	14	19	171	102
Change in non-cash working capital, net	44	(44)	35	(44)
Cash from operating activities	220	145	839	730

Investing Activities
Disposal of subsidiaries, net of cash disposed	—	—	817	—
Purchase of long-lived assets, net of disposals	(110)	(108)	(415)	(399)
Settlement of foreign exchange hedging items	—	—	(76)	—
Cash (used by) from investing activities	(110)	(108)	326	(399)

Financing Activities
Exchangeable shares issued	128	—	128	—
Capital provided to non-controlling interest	(52)	(173)	(708)	(436)
Distributions to the Partnership	—	—	—	(33)
Proceeds from borrowings, net of repayments	(114)	50	(288)	152
Cash used by financing activities	(38)	(123)	(868)	(317)

Cash and cash equivalents
Change during the period	$72	$(86)	$297	$14
Impact of foreign exchange on cash	(9)	28	(20)	(26)
Balance, beginning of period	406	250	192	204
Balance, end of period	$469	$192	$469	$192

Brookfield Infrastructure Corporation
Reconciliation of Net Income to Funds from Operations

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2021	2020	2021	2020

Net (loss) income	$(165)	$(17)	$27	$(232)
Add back or deduct the following:
Depreciation and amortization	26	71	236	283
Deferred income tax expense	14	19	171	102
Mark-to-market on hedging items and foreign currency revaluation	9	25	11	61
Gain on disposition of subsidiaries[1]	—	—	(175)	—
Other expenses[2]	11	17	74	56
Remeasurement of exchangeable and class B shares	279	79	447	511
Dividends classified as interest expense and interest expense on intercompany loans	37	35	147	105
Consolidated Funds from Operations	211	229	938	886
FFO attributable to non-controlling interests[3]	(109)	(124)	(502)	(485)
FFO	$102	$105	$436	$401
  Gains on disposition of subsidiaries are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income (expense) on the Consolidated Statement of Operating Results

  Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration

  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to the partnership